FORM 3

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

      Filed pursuant to Section 16(a) of the Securities Exchange Act of
                  1934, Section 17(a) of the Public Utility
            Holding Company Act of 1935 or Section 30(f) of the
                       Investment Company Act of 1940



(Print or Type Responses)

1.   Name and Address of Reporting Person*

     Nixon          Geoffrey
     (Last)         (First)        (Middle)



     11 West 42nd Street, 19th Floor
          (Street)

     New York         NY           10036
     (City)         (State)        (Zip)

2.   Date of Event Requiring Statement
     (Month/Day/Year)
          02/09/99

3.   IRS Identification
     Number of
     Reporting Person if
     an entity
     (Voluntary)



4.   Issuer Name and Ticker or Trading Symbol

     Universal Electronics Inc. (UEIC)


5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)


     _____ Director                __X__ 10% Owner

     _____ Officer  (give          _____ Other (specify
               title below)                     below)

     _____________________________

6.   If Amendment, Date of Original

     (Month/Day/Year)


7.   Individual or Joint/Group Filing (check applicable line)

       ___     Form filed by One Reporting Person

        X      Form filed by more than One Reporting Person
       ---

                                       Table 1 - Non-Derivative Securities Beneficially Owned

                              2. Amount of Securities       3. Ownership Form: Direct     4. Nature of Indirect Beneficial
1.  Title of Security            Beneficially Owned            (D) or Indirect (I)           Ownership (Instr. 5)
    (Instr. 4)                   (Instr. 4)                    (Instr. 5)


Common Stock, $0.01 par              7,400                       D                             See p. 3 of Attached
 value per share
Common Stock, $0.01 par            271,950                       I                             See p. 3 of Attached
 value per share
Common Stock, $0.01 par             55,250                       I                             See p. 3 of Attached
 value per share
Common Stock, $0.01 par             56,500                       I                             See p. 3 of Attached
 value per share
Common Stock, $0.01 par             25,600                       I                             See p. 3 of Attached
 value per share
Common Stock, $0.01 par            263,000                       I                             See p. 3 of Attached
 value per share
                    Total          680,000

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction 5(b)(v).


                                                             Page 1 of 4
/TABLE

                            Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable and  3. Title and Amount of                      5. Ownership
   Security (Instr. 4)      Expiration Date          Securities Underlying                       Form of Deri-
-----------------------    (Month/Day/Year)          Derivative Security                         vative Sec-   6. Nature of
                           ____________________      (Instr. 4)             4. Conversion or     urity: Dir-      Indirect
                                                    ------------------------   Exercise Price    ect (D) or In    Beneficial
                           Date Exer-  Expiration           Amount or Number   of Derivative     Direct (I)       Ownership
                           cisable     Date          Title     of Shares       Security          (Instr. 5)       (Instr. 5)
                           ----------  ----------    ------- ---------------- ---------------  --------------  ------------




Explanation of Responses:  See p. 3 of Attached.




**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                          By:  /s/ Geoffrey Nixon               02/11/99
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  ---------------------------    -------------
                                                                           **Signature of Reporting Person         Date
                                                                                Geoffrey Nixon
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.



                                                             Page 2 of 4

Designated Filer:        Geoffrey Nixon

Date of Event:           02/09/99

Issuer Name and Symbol:  Universal Electronics, Inc. (UEIC)

_____________________________________________________________________________

          This Form 3 is filed by Geoffrey Nixon ("Nixon"), Mission Partners, L.P. ("Mission"), Liberty Nominees Limited ("Liberty"), Horizon Offshore, Ltd. ("Horizon"), M Partners L.P. ("M Partners") and Mayfair Capital Fund, L.P. ("Mayfair") (collectively the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Nixon's principal business address is 11 West 42nd Street, 19th Floor, New York NY 10036. Mission's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. MCM Associates, Ltd., a Delaware corporation ("MCM"), is the sole general partner of Mission and, as such, MCM has full voting and dispositive power with respect to all of the securities owned by Mission. Nixon is the sole officer, director and shareholder of MCM. Liberty's principal business address is at P.O. Box 10-246, Wellington, New Zealand. Liberty has established an account over which MCM has sole investment discretion. It is the account over which MCM has sole investment discretion that has purchased the subject shares. Horizon's principal business address is at c/o International Management Services, Limited, Harbour Centre, North Church Street, P.O. Box 616, George Town, Grand Cayman, Cayman Islands, B.W.I. MCM is the sole investment manager of Horizon and MCM has full voting and dispositive power with respect to all of the securities owned by Horizon. M Partners principal business address if at 42 Pleasant Street, Watertown, MA 02172. M Partners has established an account over which it has given sole investment discretion to MCM. It is the account over which MCM has sole investment discretion that has purchased the subject shares. Mayfair's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. MCM Capital Management, LLC, a Delaware limited liability company (the "LLC"), is the sole general partner of Mayfair and, as such, LLC has full voting and dispositive power with respect to all of the securities owned by Mayfair. Nixon is the sole manager and principal member of LLC. The other member of LLC is Nixon's wife.

     Set forth below are the names of the Members and the amount of securities beneficially owned (all ownership is direct):

                                        Amount of Securities
               Name of Member           Benficially Owned

               Nixon                           7,400
               Mission                       271,950
               Liberty                        55,250
               Horizon                        56,500
               M Partners                     25,600
               Mayfair                       263,300
                                             -------

                              Total          680,000
                                             =======

Designated Filer:   Geoffrey Nixon

Date of Event:      02/09/99

Issuer Name and Symbol:  Universal Electronics, Inc. (UEIC)
____________________________________________________________________________

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1999
                                   MISSION PARTNERS, L.P.
                                   By:  MCM Associates, Ltd., General Partner

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, President

                                   LIBERTY NOMINEES LIMITED
                                   By:  MCM Associates, Ltd., Investment
                                        Manager

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, President


                                   HORIZON OFFSHORE, LTD.

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, Director


                                   M PARTNERS, L.P.
                                   By:  MCM Associates, Ltd., Investment
                                        Manager

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, President


                                   MAYFAIR CAPITAL FUND, L.P.
                                   By:  MCM Capital Management, LLC,
                                        General Partner

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, Manager

                                 Page 4 of 4